# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cellebrite DI Ltd., CIK 0001854587
CUSIP: M2197Q107
Title of class of securities: Ordinary Shares, par value of NIS 0.00001 per share
Address of issuer's principal executive offices: 94 SHLOMO SHMELZER ROAD, PETAH TIKVA, Israel (L3), 4970602
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001651022

## Reporting persons
- SUNCORPORATION: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 102,576,122; shared voting power 0; sole dispositive power 102,576,122; shared dispositive power 0; aggregate amount beneficially owned 102,576,122 (43.7% of the class)

## Item 1. Issuer
Name of issuer: Cellebrite DI Ltd.
Address of issuer's principal executive offices: 94 SHLOMO SHMELZER ROAD, PETAH TIKVA, ISRAEL, 4970602.

## Item 2. Person Filing
Name of person filing: SUNCORPORATION
Address of principal business office or, if none, residence: Asahi 250 Kochino-cho Konan-shi Aichi-ken Zip code 483-8555
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 102,576,122 ordinary shares
Percent of class: 43.7%
Sole power to vote or to direct the vote: 102,576,122 ordinary shares
Shared power to vote or to direct the vote: 0 ordinary shares
Sole power to dispose or to direct the disposition: 102,576,122 ordinary shares
Shared power to dispose or to direct the disposition: 0 ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SUNCORPORATION: /s/ Yoshmi Kimura, Representative and Executive Managing Director (02/07/2025)